CONSENT OF QUALIFIED PERSON

I, Rex Clair Bryan, Ph.D., MBA, consent to public filing of the technical report entitled "MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 by Quaterra Resources, Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release dated May 23, 2012 by Quaterra Resources, Inc.

I certify that I have read the News Release dated May 23, 2012 filed by Quaterra Resources, Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated June 13, 2012

SME
Society for Mining, Metallurgy & Exploration

Rex Clair Bryan, Ph.D.
SME Registered Member No. 411340

Rex C. Bryan, Ph.D., MBA